UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1 World Trade Center, 85th Floor
New York, New York 10007
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH VALUE PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,259
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 920,259
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,035
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,035
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,461
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 389,461
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,539
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,539
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 262,040
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 262,040
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 518,134
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 518,134
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,799
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,799
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,390,972
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,390,972
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,426,780
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,426,780
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,426,780
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,426,780
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,426,780
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,426,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,426,780
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,426,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value per share (the “Shares”), of Itron, Inc., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2111 North Molter Road, Liberty Lake, Washington 99019.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Coppersmith Value Partners II, LP, a Delaware limited partnership (“Coppersmith Value II”), with respect to the Shares directly and beneficially owned by it;

(ii)	Coppersmith Capital Partners, LLC, a Delaware limited liability company (“Coppersmith Partners”), as the general partner of Coppersmith Value II;

(iii)
Coppersmith Capital Management, LLC, a Delaware limited liability company (“Coppersmith Capital”), as the Investment Manager of Coppersmith Value II and of certain managed accounts (the “Coppersmith Accounts”);

(iv)	Jerome J. Lande, as the Managing Member of each of Coppersmith Partners and Coppersmith Capital;

(v)	Craig Rosenblum, as a Member of each of Coppersmith Partners and Coppersmith Capital;

(vi)	Scopia Long LLC, a Delaware limited liability company (“Scopia Long”), with respect to the Shares directly and beneficially owned by it;

(vii)	Scopia LB LLC, a Delaware limited liability company (“Scopia LB”), with respect to the Shares directly and beneficially owned by it;

(viii)	Scopia PX LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(ix)	Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(x)	Scopia Windmill Fund LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(xi)	Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

CUSIP NO. 465741106

(xii)	Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(xiii)	Scopia LB International Master Fund LP, a Bermuda limited partnership (“Scopia LB International”), with respect to the Shares directly and beneficially owned by it;

(xiv)	Scopia Long International Master Fund LP, a Bermuda limited partnership (“Scopia Long International”), with respect to the Shares directly and beneficially owned by it;

(xv)
Scopia Capital GP LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX and Scopia Partners, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International;

(xvi)
Scopia Capital Management LP, a Delaware limited partnership (“Scopia Management”), as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and of a certain separately managed account (the “Managed Account”);

(xvii)	Scopia Management, Inc., a New York corporation (“Scopia Inc.”), as the general partner of Scopia Management;

(xviii)	Matthew Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.; and

(xix)	Jeremy Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as described and defined in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Coppersmith Value II, Coppersmith Partners, Coppersmith Capital and Messrs. Lande and Rosenblum is 1 World Trade Center, 85th Floor, New York, New York 10007.

The address of the principal office of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia Capital, Scopia Management, Scopia Inc. and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International, Scopia PX International, Scopia LB International and Scopia Long International is c/o Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

CUSIP NO. 465741106

 (c)           The principal business of Coppersmith Value II is investing in securities. The principal business of Coppersmith Partners is serving as the general partner of Coppersmith Value II. The principal business of Coppersmith Capital is serving as the Investment Manager of Coppersmith Value II and the Coppersmith Accounts. The principal occupation of Mr. Lande is serving as the Managing Member of each of Coppersmith Partners and Coppersmith Capital. The principal occupation of Mr. Rosenblum is serving as a Member of each of Coppersmith Partners and Coppersmith Capital.

The principal business of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX and Scopia Partners, and as the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and of the Managed Account.  Each of Messrs. Sirovich and Mindich serve as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lande, Rosenblum, Sirovich and Mindich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Coppersmith Value II and held in the Coppersmith Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 160,000 Shares beneficially owned by Coppersmith Value II is approximately $4,760,874, including brokerage commissions. The aggregate purchase price of the 760,259 Shares held in the Coppersmith Accounts is approximately $24,999,999, including brokerage commissions.

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 14,035 Shares beneficially owned by Scopia Long is approximately $446,365, excluding brokerage commissions.

CUSIP NO. 465741106

The aggregate purchase price of the 20,224 Shares beneficially owned by Scopia LB is approximately $637,926, excluding brokerage commissions.

The aggregate purchase price of the 389,461 Shares beneficially owned by Scopia PX is approximately $12,247,563, excluding brokerage commissions.

The aggregate purchase price of the 11,539 Shares beneficially owned by Scopia Partners is approximately $363,471, excluding brokerage commissions.

The aggregate purchase price of the 262,040 Shares beneficially owned by Scopia Windmill is approximately $8,250,335, excluding brokerage commissions.

The aggregate purchase price of the 74,666 Shares beneficially owned by Scopia International is approximately $2,351,570, excluding brokerage commissions.

The aggregate purchase price of the 518,134 Shares beneficially owned by Scopia PX International is approximately $16,304,511, excluding brokerage commissions.

The aggregate purchase price of the 42,074 Shares beneficially owned by Scopia LB International is approximately $1,288,583, excluding brokerage commissions.

The aggregate purchase price of the 58,799 Shares beneficially owned by Scopia Long International is approximately $1,868,943, excluding brokerage commissions.

The aggregate purchase price of the 35,808 Shares held in the Managed Account is approximately $1,127,347, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity based upon, among other things, the Issuer’s ability to rationalize operations to improve profitability and increase shareholder value through evaluating potential strategic alternatives.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), subsidiary structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 465741106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,138,896 Shares outstanding as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	Coppersmith Value II

(a)	As of the close of business on the date hereof, Coppersmith Value II beneficially owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Coppersmith Value II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Coppersmith Partners

(a)	Coppersmith Partners, as the general partner of Coppersmith Value II, may be deemed the beneficial owner of the 160,000 Shares owned by Coppersmith Value II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)
Coppersmith Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Coppersmith Value II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Coppersmith Capital

(a)
As of the close of business on the date hereof, 760,259 Shares were held in the Coppersmith Accounts. Coppersmith Capital, as the Investment Manager of Coppersmith Value II and the Coppersmith Accounts, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 920,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 920,259
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Coppersmith Capital through the Coppersmith Accounts and on behalf of Coppersmith Value II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

D.	Mr. Lande

(a)
Mr. Lande, as the Managing Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,259

(c)
Mr. Lande has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Coppersmith Value II and through the Coppersmith Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Rosenblum

(a)
Mr. Rosenblum, as a Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,259

(c)
Mr. Rosenblum has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Coppersmith Value II and through the Coppersmith Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 14,035 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 14,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,035
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 20,224 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,224
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,224
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 389,461 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 389,461
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 389,461
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 11,539 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,539
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 262,040 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 262,040
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 262,040
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 74,666 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 74,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,666
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 518,134 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 518,134
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 518,134
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

M.           Scopia LB International

(a)	As of the close of business on the date hereof, Scopia LB International beneficially owned 42,074 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,074
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,074
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

N.           Scopia Long International

(a)	As of the close of business on the date hereof, Scopia Long International beneficially owned 58,799 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 58,799
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 58,799
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

O.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX and Scopia Partners, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i) 14,035 Shares owned by Scopia Long; (ii) 20,224 Shares owned by Scopia LB; (iii) 389,461 Shares owned by Scopia PX; (iv) 11,539 Shares owned by Scopia Partners; (v)  262,040 Shares owned by Scopia Windmill; (vi) 74,666 Shares owned by Scopia International; (vii) 518,134 Shares owned by Scopia PX International; (viii) 42,074 Shares owned by Scopia LB International; and (ix) 58,799 Shares owned by Scopia Long International.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,390,972
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,390,972
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

P.	Scopia Management

(a)
As of the close of business on the date hereof, 35,808 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i) 14,035 Shares owned by Scopia Long; (ii) 20,224 Shares owned by Scopia LB; (iii) 389,461 Shares owned by Scopia PX; (iv) 11,539 Shares owned by Scopia Partners; (v)  262,040 Shares owned by Scopia Windmill; (vi) 74,666 Shares owned by Scopia International; (vii) 518,134 Shares owned by Scopia PX International; (viii) 42,074 Shares owned by Scopia LB International; (ix) 58,799 Shares owned by Scopia Long International; and (x)  35,808 Shares held in the Managed Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,426,780
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,426,780
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Q.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i) 14,035 Shares owned by Scopia Long; (ii) 20,224 Shares owned by Scopia LB; (iii) 389,461 Shares owned by Scopia PX; (iv) 11,539 Shares owned by Scopia Partners; (v)  262,040 Shares owned by Scopia Windmill; (vi) 74,666 Shares owned by Scopia International; (vii) 518,134 Shares owned by Scopia PX International; (viii) 42,074 Shares owned by Scopia LB International; (ix) 58,799 Shares owned by Scopia Long International; and (x)  35,808 Shares held in the Managed Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,426,780
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,426,780
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

R.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 14,035 Shares owned by Scopia Long; (ii) 20,224 Shares owned by Scopia LB; (iii) 389,461 Shares owned by Scopia PX; (iv) 11,539 Shares owned by Scopia Partners; (v)  262,040 Shares owned by Scopia Windmill; (vi) 74,666 Shares owned by Scopia International; (vii) 518,134 Shares owned by Scopia PX International; (viii) 42,074 Shares owned by Scopia LB International; (ix) 58,799 Shares owned by Scopia Long International; and (x)  35,808 Shares held in the Managed Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,426,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,426,780

(c)
Mr. Sirovich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

S.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 14,035 Shares owned by Scopia Long; (ii) 20,224 Shares owned by Scopia LB; (iii) 389,461 Shares owned by Scopia PX; (iv) 11,539 Shares owned by Scopia Partners; (v)  262,040 Shares owned by Scopia Windmill; (vi) 74,666 Shares owned by Scopia International; (vii) 518,134 Shares owned by Scopia PX International; (viii) 42,074 Shares owned by Scopia LB International; (ix) 58,799 Shares owned by Scopia Long International; and (x)  35,808 Shares held in the Managed Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,426,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,426,780

(c)
Mr. Mindich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 2,347,039 Shares, constituting approximately 6.2% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 5, 2015, Coppersmith Capital, Scopia Management and Messrs. Lande, Rosenblum, Sirovich and Mindich entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law and (b) form a group for the purpose of engaging in discussions with the Issuer regarding plans or proposals under Item 4 of Schedule 13D. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 21, 2015, Coppersmith Value II, Coppersmith Partners, Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International,  Scopia Capital and Scopia Inc. entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, pursuant to which such parties agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated August 5, 2015.

99.2	Joinder Agreement, dated September 21, 2015.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2015

COPPERSMITH VALUE PARTNERS II, LP

By:	Coppersmith Capital Partners, LLC General Partner

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL PARTNERS, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 465741106

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/S/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)*	Price Per Share($)	Date of Purchase / Sale

COPPERSMITH VALUE PARTNERS II, LP

25,000	30.7177	08/24/2015
20,000	30.1705	08/25/2015
15,000	29.6139	08/26/2015
15,000	29.2986	08/27/2015
10,000	29.9872	08/28/2015
15,000	29.9697	08/31/2015
20,000	29.3630	09/01/2015
5,000	29.1312	09/02/2015
15,000	29.4802	09/03/2015
20,000	28.8441	09/04/2015

COPPERSMITH CAPITAL MANAGEMENT, LLC
(Through the Coppersmith Accounts)

150,000	31.9225	08/06/2015
90,000	32.4412	08/07/2015
33,000	32.8590	08/10/2015
75,000	33.2308	08/11/2015
43,281	33.4169	08/12/2015
80,000	33.4638	08/13/2015
7,500	33.2701	08/14/2015
2,900	33.3803	08/17/2015
132,200	33.4961	08/18/2015
75,000	32.9788	08/19/2015
71,378	32.5521	08/20/2015

SCOPIA LONG LLC

206	31.5034	08/06/2015
1,161	32.4175	08/06/2015
320	31.3972	08/06/2015
581	32.5294	08/07/2015
697	33.3512	08/10/2015
697	33.2919	08/11/2015
581	33.5389	08/12/2015
269	33.5181	08/13/2015
581	33.5758	08/13/2015

* All of the transactions on August 31 and September 1, 2015 by the entities and separately managed account that Scopia Capital Management LP serves as the Investment Manager of represent rebalancing transactions among such entities/account.

CUSIP NO. 465741106

225	33.3663	08/14/2015
121	33.3545	08/17/2015
1,220	33.5650	08/17/2015
871	33.4877	08/18/2015
575	33.0226	08/19/2015
726	32.6012	08/20/2015
546	32.1161	08/21/2015
871	30.4237	08/24/2015
(558)	29.9929	08/31/2015
(65)	29.6185	09/01/2015
38	29.5756	09/01/2015
22	29.0768	09/02/2015
237	29.1613	09/09/2015
237	28.7391	09/10/2015
807	28.3031	09/11/2015
1,187	28.5477	09/14/2015
360	29.5364	09/15/2015
297	30.2308	09/16/2015
247	30.5227	09/17/2015
731	30.4153	09/18/2015
247	30.5432	09/21/2015

SCOPIA LB LLC

409	31.3972	08/06/2015
263	31.5034	08/06/2015
1,484	32.4175	08/06/2015
742	32.5294	08/07/2015
890	33.3512	08/10/2015
890	33.2919	08/11/2015
742	33.5389	08/12/2015
344	33.5181	08/13/2015
742	33.5758	08/13/2015
287	33.3663	08/14/2015
154	33.3545	08/17/2015
1,560	33.5650	08/17/2015
1,113	33.4877	08/18/2015
735	33.0226	08/19/2015
928	32.6012	08/20/2015
698	32.1161	08/21/2015
1,113	30.4237	08/24/2015
(81)	29.9929	08/31/2015
578	29.5756	09/01/2015
(9)	29.6185	09/01/2015
337	29.0768	09/02/2015
347	29.1613	09/09/2015
347	28.7391	09/10/2015
1,179	28.3031	09/11/2015
1,734	28.5477	09/14/2015
526	29.5364	09/15/2015
423	30.2308	09/16/2015
353	30.5227	09/17/2015
1,043	30.4153	09/18/2015
353	30.5432	09/21/2015

CUSIP NO. 465741106

SCOPIA PX LLC

7,466	31.3972	08/06/2015
4,798	31.5034	08/06/2015
27,108	32.4175	08/06/2015
13,554	32.5294	08/07/2015
16,265	33.3512	08/10/2015
16,264	33.2919	08/11/2015
13,554	33.5389	08/12/2015
6,289	33.5181	08/13/2015
13,554	33.5758	08/13/2015
5,248	33.3663	08/14/2015
2,819	33.3545	08/17/2015
28,490	33.5650	08/17/2015
20,331	33.4877	08/18/2015
13,425	33.0226	08/19/2015
16,942	32.6012	08/20/2015
12,747	32.1161	08/21/2015
20,332	30.4237	08/24/2015
5,303	30.6464	08/25/2015
654	29.9999	08/31/2015
13,412	29.5756	09/01/2015
7,828	29.0768	09/02/2015
6,827	29.1613	09/09/2015
6,827	28.7391	09/10/2015
23,213	28.3031	09/11/2015
34,137	28.5477	09/14/2015
10,350	29.5364	09/15/2015
8,134	30.2308	09/16/2015
6,779	30.5227	09/17/2015
20,032	30.4153	09/18/2015
6,779	30.5432	09/21/2015

SCOPIA PARTNERS LLC

227	31.3972	08/06/2015
146	31.5034	08/06/2015
824	32.4175	08/06/2015
412	32.5294	08/07/2015
495	33.3512	08/10/2015
495	33.2919	08/11/2015
412	33.5389	08/12/2015
191	33.5181	08/13/2015
412	33.5758	08/13/2015
160	33.3663	08/14/2015
86	33.3545	08/17/2015
867	33.5650	08/17/2015
618	33.4877	08/18/2015
408	33.0226	08/19/2015
515	32.6012	08/20/2015
388	32.1161	08/21/2015
618	30.4237	08/24/2015
176	30.6464	08/25/2015

CUSIP NO. 465741106

(78)	29.9929	08/31/2015
333	29.5756	09/01/2015
(9)	29.6185	09/01/2015
195	29.0768	09/02/2015
202	29.1613	09/09/2015
202	28.7391	09/10/2015
688	28.3031	09/11/2015
1,012	28.5477	09/14/2015
307	29.5364	09/15/2015
241	30.2308	09/16/2015
201	30.5227	09/17/2015
594	30.4153	09/18/2015
201	30.5432	09/21/2015

SCOPIA WINDMILL FUND LP

5,126	31.3972	08/06/2015
3,294	31.5034	08/06/2015
18,609	32.4175	08/06/2015
9,304	32.5294	08/07/2015
11,165	33.3512	08/10/2015
11,165	33.2919	08/11/2015
9,304	33.5389	08/12/2015
4,317	33.5181	08/13/2015
9,304	33.5758	08/13/2015
3,602	33.3663	08/14/2015
1,935	33.3545	08/17/2015
19,558	33.5650	08/17/2015
13,957	33.4877	08/18/2015
9,216	33.0226	08/19/2015
11,630	32.6012	08/20/2015
8,750	32.1161	08/21/2015
13,958	30.4237	08/24/2015
3,324	30.6464	08/25/2015
(1,724)	29.9929	08/31/2015
7,619	29.5756	09/01/2015
(201)	29.6185	09/01/2015
4,447	29.0768	09/02/2015
4,649	29.1613	09/09/2015
4,649	28.7391	09/10/2015
15,807	28.3031	09/11/2015
23,245	28.5477	09/14/2015
7,048	29.5364	09/15/2015
5,650	30.2308	09/16/2015
4,709	30.5227	09/17/2015
13,915	30.4153	09/18/2015
4,709	30.5432	09/21/2015

SCOPIA INTERNATIONAL MASTER FUND LP

1,467	31.3972	08/06/2015
942	31.5034	08/06/2015
5,325	32.4175	08/06/2015
2,662	32.5294	08/07/2015
3,195	33.3512	08/10/2015

CUSIP NO. 465741106

3,195	33.2919	08/11/2015
2,662	33.5389	08/12/2015
1,235	33.5181	08/13/2015
2,662	33.5758	08/13/2015
1,031	33.3663	08/14/2015
554	33.3545	08/17/2015
5,596	33.5650	08/17/2015
3,993	33.4877	08/18/2015
2,637	33.0226	08/19/2015
3,328	32.6012	08/20/2015
2,504	32.1161	08/21/2015
3,994	30.4237	08/24/2015
1,047	30.6464	08/25/2015
(404)	29.9929	08/31/2015
2,204	29.5756	09/01/2015
(47)	29.6185	09/01/2015
1,287	29.0768	09/02/2015
1,309	29.1613	09/09/2015
1,309	28.7391	09/10/2015
4,451	28.3031	09/11/2015
6,546	28.5477	09/14/2015
1,985	29.5364	09/15/2015
1,559	30.2308	09/16/2015
1,299	30.5227	09/17/2015
3,840	30.4153	09/18/2015
1,299	30.5432	09/21/2015

SCOPIA PX INTERNATIONAL MASTER FUND LP

10,038	31.3972	08/06/2015
6,450	31.5034	08/06/2015
36,444	32.4175	08/06/2015
18,222	32.5294	08/07/2015
21,866	33.3512	08/10/2015
21,867	33.2919	08/11/2015
18,222	33.5389	08/12/2015
8,456	33.5181	08/13/2015
18,222	33.5758	08/13/2015
7,055	33.3663	08/14/2015
3,790	33.3545	08/17/2015
38,303	33.5650	08/17/2015
27,334	33.4877	08/18/2015
18,049	33.0226	08/19/2015
22,778	32.6012	08/20/2015
17,137	32.1161	08/21/2015
27,336	30.4237	08/24/2015
7,182	30.6464	08/25/2015
(780)	29.9929	08/31/2015
16,742	29.5756	09/01/2015
(91)	29.6185	09/01/2015
9,772	29.0768	09/02/2015
9,084	29.1613	09/09/2015

CUSIP NO. 465741106

9,085	28.7391	09/10/2015
30,881	28.3031	09/11/2015
45,412	28.5477	09/14/2015
13,768	29.5364	09/15/2015
10,823	30.2308	09/16/2015
9,018	30.5227	09/17/2015
26,651	30.4153	09/18/2015
9,018	30.5432	09/21/2015

SCOPIA LB INTERNATIONAL MASTER FUND LP

464	31.3972	08/06/2015
298	31.5034	08/06/2015
1,683	32.4175	08/06/2015
842	32.5294	08/07/2015
1,010	33.3512	08/10/2015
1,010	33.2919	08/11/2015
842	33.5389	08/12/2015
391	33.5181	08/13/2015
842	33.5758	08/13/2015
326	33.3663	08/14/2015
175	33.3545	08/17/2015
1,769	33.5650	08/17/2015
1,262	33.4877	08/18/2015
834	33.0226	08/19/2015
1,052	32.6012	08/20/2015
791	32.1161	08/21/2015
1,263	30.4237	08/24/2015
5,346	29.9999	08/31/2015
5,521	29.5756	09/01/2015
3,222	29.0768	09/02/2015
722	29.1613	09/09/2015
722	28.7391	09/10/2015
2,456	28.3031	09/11/2015
3,612	28.5477	09/14/2015
1,095	29.5364	09/15/2015
882	30.2308	09/16/2015
735	30.5227	09/17/2015
2,172	30.4153	09/18/2015
735	30.5432	09/21/2015

SCOPIA LONG INTERNATIONAL MASTER FUND LP

1,329	31.3972	08/06/2015
854	31.5034	08/06/2015
4,827	32.4175	08/06/2015
2,413	32.5294	08/07/2015
2,896	33.3512	08/10/2015
2,896	33.2919	08/11/2015
2,413	33.5389	08/12/2015
1,120	33.5181	08/13/2015
2,413	33.5758	08/13/2015
934	33.3663	08/14/2015
502	33.3545	08/17/2015

CUSIP NO. 465741106

5,073	33.5650	08/17/2015
3,620	33.4877	08/18/2015
2,390	33.0226	08/19/2015
3,017	32.6012	08/20/2015
2,270	32.1161	08/21/2015
3,620	30.4237	08/24/2015
(2,192)	29.9929	08/31/2015
275	29.5756	09/01/2015
(257)	29.6185	09/01/2015
161	29.0768	09/02/2015
994	29.1613	09/09/2015
994	28.7391	09/10/2015
3,381	28.3031	09/11/2015
4,973	28.5477	09/14/2015
1,508	29.5364	09/15/2015
1,243	30.2308	09/16/2015
1,036	30.5227	09/17/2015
3,060	30.4153	09/18/2015
1,036	30.5432	09/21/2015

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

698	31.3972	08/06/2015
449	31.5034	08/06/2015
2,535	32.4175	08/06/2015
1,268	32.5294	08/07/2015
1,521	33.3512	08/10/2015
1,521	33.2919	08/11/2015
1,268	33.5389	08/12/2015
588	33.5181	08/13/2015
1,268	33.5758	08/13/2015
491	33.3663	08/14/2015
264	33.3545	08/17/2015
2,664	33.5650	08/17/2015
1,901	33.4877	08/18/2015
1,256	33.0226	08/19/2015
1,584	32.6012	08/20/2015
1,192	32.1161	08/21/2015
1,902	30.4237	08/24/2015
610	30.6464	08/25/2015
(183)	29.9929	08/31/2015
1,078	29.5756	09/01/2015
(21)	29.6185	09/01/2015
629	29.0768	09/02/2015
629	29.1613	09/09/2015
628	28.7391	09/10/2015
2,137	28.3031	09/11/2015
3,142	28.5477	09/14/2015
953	29.5364	09/15/2015
748	30.2308	09/16/2015
623	30.5227	09/17/2015
1,842	30.4153	09/18/2015
623	30.5432	09/21/2015